SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                               22 September 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  openreach establishment announcement made on
                 22nd September 2005





DC05 - 613                                   September 22, 2005


                  BT UNVEILS NEW MULTI-BILLION POUND BUSINESS


BT today unveiled openreach, a new multi-billion pound business that will be responsible for the nationwide local BT network.

     Openreach is set to become a familiar household name as it will contain BT's field force of 25,000 engineers. These engineers make more than 3.5 million home visits every year on behalf of hundreds of companies. They are the men and women who install new lines, upgrade the local network and maintain the green cabinets at the side of the road. In short, they are the people who ensure that tens of millions of people across the UK have reliable local access to telephony and internet services.

     The business, as well as having a new name, will also have a dramatic new look. Its 22,000 vans are to be re-sprayed to distinguish them from the rest of the BT fleet. They will be instantly recognisable by the bright multi-coloured waves that stretch the length of each vehicle.

     Openreach is being created as a result of the new regulatory settlement (see release DC05-612). It will be operational from January 2006 ensuring all service providers have transparent and equal access to the local BT network. This network covers the "first mile" of wires that connects homes and business to BT exchanges across the UK.

     It will be led by chief executive Steve Robertson, whose appointment was confirmed today. Whilst remaining an important part of BT, it will have its own headquarters, distinct identity and around 30,000 staff. These staff will come primarily from BT Wholesale and BT Retail.

     The business will be the second largest within BT Group by number of employees and will have assets of around GBP8 billion and revenues of more than GBP4 billion. This makes it comparable in size to some FTSE 100 companies.

      Openreach will have its performance monitored by the newly created Equality of Access Board (EAB). This Board will monitor the delivery of the undertakings given by BT to Ofcom and so will also monitor the performance of BT Wholesale in certain areas. Carl Symon, one of BT's non-executive directors, will chair the Board which will have a majority of independent external members.

     Openreach chief executive Steve Robertson said: "The local BT network is one of the UK's most important assets and my role is to ensure everyone has equal access to it. My team will be responsible for ensuring tens of millions of homes and businesses have access to the wider world and to faster and more exciting services in the future. Now we have a green light we can get down to delivering a business that everyone can be proud of. There's a huge amount to be done by January but, given the progress we've already made, I am sure we will be ready."

     The structure of BT Northern Ireland will not be affected.

Notes to Editors

The openreach identity was created by leading brand and digital agency Rufus Leonard, who were recently responsible for the BT Connected World rebrand. The Openreach identity will be rolled out across all elements of the new business following the launch in January, from livery and signage to uniforms and corporate and marketing communications.

Steve Robertson

Steve joined BT Wholesale in October 2002 as Managing Director Wholesale Operations from COLT Telecommunications. At COLT Steve was responsible for the design, deployment and operation of their pan-European infrastructure as well as product management and sales for COLT's pan-European business as their Managing Director. Before joining COLT, Steve held a number of positions across BT including Director of Data Products and Senior Vice President Network, Systems and Operations for Concert.


                                    Openreach Facts

      - Openreach's copper access network is 120 million kilometres long and so could stretch around the globe 3,000 times
      - This network covers 30 million customer lines from c.6,000 local exchanges
      - 300 million telephone calls are made across this network every day
      - 350 million internet connections are made across this network every day
      - Openreach will employ around 30,000 people, 25,000 of whom are engineers
      - These engineers collectively climb the equivalent of Mount Everest every single day while carrying out maintenance on telegraph poles
      - They work down 200,000 manholes and up more than 2.5 million poles
      - They visit 11,000 homes and offices every day. That's 3.6m visits a year to help install new lines, make repairs, upgrade service etc
      - Openreach will have a fleet of more than 22,000 vans
      - This means Openreach engineers collectively travel almost three times around the circumference of the globe every single day


 Images of the new Openreach identity are available for download via the image library at www.vismedia.com.




Inquiries about this news release should be made to the BT Group Newsroom on its
 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre


About BT

BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

  - BT Retail, providing a comprehensive range of communications and related services to more than 20m UK consumers and businesses.
  - BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband and private circuits.
  - BT Global Services, providing networked IT services to meet the needs of multi-site organisations globally. BT Global Services operates in more than 130 countries and also offers international carrier services.

In the year ended 31 March 2005, BT Group's turnover was GBP18,623 million with profit before goodwill amortisation, exceptional items and taxation of GBP2,085 million.

BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

For more information, visit www.bt.com/aboutbt


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 22 September 2005